December 9, 2007

Colorep, Inc.

9119 Milliken Avenue

Rancho Cucamonga, CA 91730

Re:

Letter of Intent Secured Debenture (Bridge) Financing and Reverse Takeover Transaction Involving Carthew Bay Technologies (CBT) and Colorep, Inc. (Colorep) (such transaction between CBT and Colorep to be known as the RTO)

Dear Sirs:

We are pleased to submit this Letter of Intent for the participation by CBT in a secured debenture financing for Colorep and a reverse takeover transaction involving Colorep on the following terms and conditions:

1.

 Secured Debenture Financing.  Within ten (10) business days of the execution and delivery by CBT and Colorep of this Letter of Intent, CBT will subscribe for a secured debenture of Colorep (the Debenture), pursuant to documentation mutually acceptable to CBT and Colorep, and conditioned on the Bridge 1 and Bridge 2 Loan Groups (as those terms are defined in paragraph 1(f) herein) agreeing to an extension of amounts owing to them until April 30, 2008, in the event that Financing (defined in paragraph 3(b) below) has not occurred prior to the maturity dates for the Bridge 1 and Bridge 2 Loans, further to which CBT will loan Colorep $1,000,000 (the First Tranche), a further $1,000,000 (the Second Tranche) to be lent to Colorep subject to subparagraph (a) below and upon execution of a binding definitive share exchange agreement between CBT, on the one hand, and Colorep and its shareholders on the other hand (the RTO Agreement) further to which the outstanding securities of Colorep will be exchanged for securities of CBT (the RTO Transaction), upon and subject to the following terms and conditions:

(a)

The Second Tranche shall be lent by CBT to Colorep  upon execution of the RTO Agreement if at such time CBT is reasonably satisfied that a $15 million financing and a definitive Share Purchase Agreement between Colorep and Transprint is signed (referred to as the Financing in paragraph 3(b) below);

(b)

Interest on the First and Second Tranches shall accrue at a rate of 1.0% of the outstanding principal amount of said Tranches per month, said interest to accrue until principal on said Tranches becomes due and payable (the Accrued Interest); provided however, that in the event that CBT is required, as referenced in paragraph 1(g) herein, to subordinate to the commercial lender providing the Credit Facility (as that term is defined in paragraph 3(c) herein), Colorep shall pay CBT additional interest of 0.5% per month of the outstanding principal of the amount that is subordinate. Such additional interest along with the Accrued Interest will be paid in cash or converted to common stock of Colorep at a pre-money valuation equal to that of the Financing at CBT's option. In the event that the due date on the First and Second Tranches is extended due to the RTO Agreement being terminated pursuant to Section 1(d), then interest on the First and Second Tranches will be paid monthly to CBT on a current basis from that point forward, but only to the extent that there does not exist an event of default by Colorep under the terms of the Credit Facility (as that term is defined in paragraph 3(c) herein) and otherwise subject to the terms of any subordination agreement between CBT, as holder of the Tranches, and the commercial lender providing the Credit Facility;

(c)

At the closing of the RTO Transaction, the number of shares of CBT which shareholders of CBT shall hold immediately after the RTO (the Post-RTO CBT Shares) shall be adjusted whereby the effect is as if all principal under the First and Second Tranches is converted into common stock of CBT post-RTO Transaction so that the Post RTO CBT Shares represent the greater of 5,000,000 shares or 7.548% of the outstanding common stock of CBT post-RTO Transaction  on a fully-diluted basis.  For purposes of the foregoing, fully-diluted basis shall mean the actual number of outstanding shares of CBT post-RTO Transaction including (i) shares issuable upon exercise of options and warrants outstanding immediately after the RTO Transaction (as referenced in paragraphs 2(g) and 2(h) herein), (ii) any securities issued to Transprint as part of Colorep's acquisition of Transprint) , (iii) securities issued upon conversion of the Bridge 1 Loans BUT specifically excluding shares issuable upon conversion of the Bridge 2 Groups (as those terms are defined herein) and securities issued or issuable further to the private equity financing described in paragraph 3(b) herein to be effected as a condition to the RTO Transaction (See Appendix A for detail) - provided however, that if the Financing is effected at less than $0.707 per share, the Post RTO CBT shares will be adjusted upward by 50,000 shares for each $0.007 per share shortfall in the Financing below $0.707 per share (prorated for amounts greater or less than $0.007 per share);

(d)

unless the RTO Transaction has closed, Colorep shall repay both the First Tranche and the Second Tranche to CBT, plus accrued and unpaid interest,  on April 30, 2008 provided however that (i) there shall be a further automatic extension of the due date of the Tranches to June 30, 2008 if the RTO Transaction has not closed by April 30, 2008 AND if the RTO Transaction has progressed such that there is a reasonable expectation of receiving all necessary regulatory acceptances and closing the transaction AND if each of the Bridge 1 and Bridge 2 Loan Groups (as those terms are defined in paragraph 1(e) herein), to the extent amounts remain due and owing to such Groups, have also agreed to the extension of the due date of amounts owing to them to June 30, 2008 and (ii) there shall be a further automatic extension of the due date of the Tranches to the earlier of a Financing (which must be an equity rather than debt financing) or December 31, 2008 that only applies in the event that the Financing has not occurred and if the RTO Agreement is terminated due to a breach by CBT or CBT has failed to obtain any corporate, governmental and third party approvals (including the approval of the shareholders of CBT), or consents and authorizations required or necessary to effect the RTO Transaction or CBT has accepted a CBT Alternative Transaction (as that term is defined in paragraph 12 herein);

(e)

If the RTO Transaction has not closed by the due date of the Tranches, as may be extended pursuant to the terms set forth herein, CBT shall have the right to convert all of the First and Second Tranche, plus the Accrued Interest, into shares of the Common Stock of Colorep  IF (A)  the reason for such failure to close is not due to a breach of the RTO Agreement by CBT or CBT's acceptance of a CBT Alternative Transaction (as that term is defined in paragraph 12 herein), in which case the conversion, price shall be $0.795 per share, (B) the reason for such failure to close is due to a Colorep's breach of the RTO Agreement or acceptance of a Colorep Alternative Transaction in which case the First and Second Tranches, plus Accrued Interest, may be converted into an aggregate of $3,000,000 worth of Colorep stock at a conversion price equal to that of the Financing if the Financing has closed or an aggregate of 4,244,235 shares of Colorep common stock if the Financing has not closed,  provided however that CBT shall not in any event distribute, dividend or otherwise distribute any of such shares to its shareholders without the prior written consent of Colorep, which consent may be withheld in Colorep's sole discretion;

(f)

as security for its obligations pursuant to the Debenture, Colorep will execute and deliver to CBT a security agreement granting CBT a security interest in all of Colorep's property, assets, with the exception of specific capital equipment leased by Colorep pursuant to the an agreement with VenCore Solutions LLC dated March 10, 2006, said security interest to be subordinate to the security previously granted by Colorep in connection with a series of Secured Convertible Promissory Notes (the Bridge 1 Loan Group) totalling $1,000,000 advanced to Colorep by the Bridge 1 Loan Group and to  rank pari passu to and further to the terms of the security agreement granted by Colorep in connection with a second series of Secured Convertible Promissory Notes entered into after the Bridge 1 Loans were advanced ( the Bridge 2 Loan Group) in connection with a financing totalling approximately $2,000,000 advanced to Colorep by the Bridge 2 Loan Group.  In the event that the Financing as described in paragraph 3(b) occurs prior to the RTO, then the monies advanced further to the Tranches (the Deposited Funds) shall be deposited into a Company bank account separate and distinct from that in which funds from the Financing are deposited and from any accounts in which funds from Company operations are deposited. As sole security for its obligations pursuant to the Debenture, Colorep will execute and deliver to CBT a security agreement granting CBT a security interest in the Deposited Funds, said security interest to be subordinate to the security previously granted by Colorep in connection with a series of Secured Convertible Promissory Notes (the Bridge 1 Loan Group) totalling $1,000,000 advanced to Colorep by the Bridge 1 Loan Group and to  rank pari passu to and further to the terms of the security agreement granted by Colorep in connection with a second series of Secured Convertible Promissory Notes entered into after the Bridge 1 Loans were advanced ( the Bridge 2 Loan Group) in connection with a financing totalling approximately $2,000,000 advanced to Colorep by the Bridge 2 Loan Group.

(g)

CBT understands and acknowledges that the commercial lender providing the Credit Facility described in paragraph 3(c) herein will require CBT to subordinate its security interest described above to that to be provided to said commercial lender by Colorep and that said lender will require subordination of amounts owing to CBT to the repayment in full of amounts owing further to the Credit Facility.  Among other things such subordination will include a prohibition on repayment of the Trenches and payment of interest should there be an event of default further to the terms of the Credit Facility, which defaults shall include, but not be limited to, the liquidation, dissolution, or winding up of Colorep. In the event of default interest on the Tranches will continue to accrue. CBT and Colorep each acknowledge that the Inter-creditor Agreement shall be structured so as to provide CBT with either a first security interest in the Deposited Funds or a Subordinated Security Interest in Colorep's assets as defined in Section 1(f), subject to approval by the commercial lender.  Said subordination will be further defined and subject to the terms of an Inter-creditor and Subordination Agreement to be executed by and among the referenced commercial lender, CBT and the Bridge 1 and Bridge 2 Loan Groups (the Inter-creditor Agreement);

(h)

Each of CBT and Colorep shall bear each of their costs and expenses incurred in connection with the transactions contemplated herein provided however that Colorep will be responsible for and bear CBT's reasonable attorney's fees and disbursements incurred SOLELY in connection with the drafting and review of the Convertible Debenture and an Inter-creditor Agreement with the commercial lender referenced in 1(g) up to a maximum of $15,000, Colorep to prepare the documentation in connection therewith; and

(i)

CBT will take all statutory actions that are necessary to roll back the total shares of CBT such that the Post RTO Transaction share count after the share exchange is satisfactory to Colorep and the sponsoring broker acting reasonably.

2

Reverse Takeover Transaction.  Contemporaneously with the closing of the RTO Transaction:

(a)

The Debenture, along with accrued interest and all obligations thereafter with respect to the First Tranche and the Second Tranches will be cancelled as described in subparagraphs 1 (b) and (c) herein;

(b)

The Bridge 1 and Bridge 2 Loan Groups will exercise whatever conversion rights they have (at their discretion as it relates to the Bridge 2 Loan Group) to convert  amounts owing to them by Colorep into shares of Colorep upon and subject to the terms and conditions of the Bridge 1 and Bridge 2 Loan Group financings, respectively;

(c)

the securities of Colorep will be exchanged for securities of CBT at the Exchange Ratio to be determined in the definitive agreement and as more fully described herein;

(d)

the RTO Agreement will include an adjustment mechanism to reflect cash remaining in CBT at the time of closing of the RTO Transaction, excluding the First or Second Tranches (the Remaining Cash), but including Accrued Interest on the First and Second Tranches, in the event that CBT has not elected to receive a cash payment for the Accrued Interest as described in Section 1(b) further to which the number of Post-RTO CBT Shares be adjusted whereby the effect is as if all or a portion of the Remaining Cash and Accrued Interest on the First and Second Tranches is converted into common stock of Colorep at a pre-money valuation equal to that of the Financing  (See Appendix A for detail);

(e)

each of the current board members of CBT except Michael Liik will resign and after closing of RTO Transaction, the board of CBT shall consist of Michael Liik and four to six nominees of Colorep

(f)

CBT, at its sole cost and expense, shall take all actions necessary to become reincorporated into the State of Delaware and if requested by Colorep, obtain the necessary approvals to amend CBT's Stock Option Plan (as presented by Colorep to CBT), all of such actions to occur immediately prior to the closing of the RTO;

(g)

all presently outstanding options and warrants of CBT will remain outstanding after closing of the RTO Transaction; and

(h)

all presently outstanding options and warrants of Colorep will be exchanged for options of CBT on the same basis, as to exercise price and as to number of shares issuable upon exercise thereof, as the shares of Colorep are exchanged for shares of CBT as described  above.

3.

Conditions Precedent to Closing of RTO Transaction.  Closing of the RTO Transaction will be subject to the following conditions precedent:

(a)

receipt by CBT and Colorep of all required corporate, governmental and third party approvals (including the approval of the shareholders of each of CBT and Colorep), consents and authorizations;

(b)

receipt by CBT of evidence of Colorep having closed on a minimum private equity financing of $15.0 million at a pre-money valuation of at least $40.0 million or $0.707 per share, whichever is greater in advance of the RTO or having engaged a sponsoring broker to complete the RTO and RTO financing on a best efforts basis, which will consist of follow-on private equity financing to close concurrent with the closing of the RTO of a minimum of $15.0 million at the same pre-money value as outlined herein (collectively the Financing);

(c)

receipt by CBT of evidence that a  credit facility from a commercial lender for the acquisition by Colorep of Transprint of a minimum of $7.4 million has been secured at reasonable market rates (the Credit Facility);

(d)

no material adverse change in the business of Colorep or Transprint or the business or listing of or status as a public company of CBT; and

(e)

other terms and conditions customary in transactions of this nature.

4.

Due Diligence.  Prior to our entering into the RTO Agreement with respect to the RTO Transaction, each of CBT and Colorep will conduct a due diligence review of the other's business. As part of the due diligence review, each of CBT and Colorep shall be provided with access to the books and records of the other relating to the other's business and expects members of management to be made reasonably available for meetings. Each of CBT and Colorep will prepare and provide a current listing of all assets (identifying whether they are owned or leased) and all liabilities (identifying creditors, balances and aging), including contingent liabilities relating to their businesses.

5.

Timing.  Each of CBT and Colorep agrees that it will have until December 31, 2007 to complete its due diligence with respect to the RTO Transaction.  The RTO Agreement will be entered into as soon as possible, but in any event on or before January 15, 2008.  The parties anticipate that closing will occur on February 28, 2008 or at such other time as Colorep and CBT agree upon in writing, promptly following receipt of Colorep and CBT shareholder approval (each of Colorep and CBT will covenant to use best efforts to arrange for such shareholder vote promptly after entering into the RTO Agreement).  The RTO Agreement will provide an appropriate drop dead date in the event that such approval is not obtained.

6.

Currency.  All references herein to dollars shall be deemed to be references to United States dollars ($USD).

7.

Expenses. Except as set forth in paragraph 1(h) hereof, each of the parties to this Letter of Intent will be responsible for and bear all of its own costs and expenses (including any broker's or finder's fees and the expenses of its representatives, including attorney's fees) incurred at any time in connection with pursuing or completing the transactions contemplated hereby.

8.

Enforceability. The obligation of CBT to subscribe for the Debenture and to advance funds to Colorep thereunder is conditioned upon the negotiation and execution and delivery of the Inter-creditor Agreement referenced in paragraph 1(g) herein with the commercial lender described in paragraph 3(c) herein, the security agreement and any other documentation required in connection therewith, each of which will contain representations, warranties, covenants, conditions, and other terms and conditions as are customary for a transaction of this nature and which will be mutually agreed upon by the parties thereto.  The RTO Transaction is conditioned upon the negotiation and execution and delivery of the RTO Agreement, which will contain representations, warranties, covenants, conditions, and other terms and conditions as are customary for a transaction of this nature and which will be mutually agreed upon by the parties thereto.  The RTO Agreement will be governed by the laws of the State of Delaware. Notwithstanding the foregoing, the provisions of paragraphs 1(h), 7, 8,  9, 10, 11 and 12 of this Letter of Intent will be legally binding upon and enforceable against each of the parties hereto.

9.

Other Matters Regarding Binding Provisions. Paragraphs 1(h), 7, 8, 9, 10, 11  and 12 of this Letter of Intent will survive any termination or expiration of this Letter of Intent in accordance with their terms and will be governed by and construed under the laws of the State of Delaware without regard to conflicts of laws principles and the sole jurisdiction and venue for any dispute arising out of this Letter of Intent shall be an appropriate federal or state court located within the State of Delaware. This Letter of Intent may be amended or modified only by a writing executed by all parties and constitutes the entire agreement among the parties with respect to the subject matter hereof.

10.

Confidentiality. The parties appreciate the continued need for confidentiality during this process and acknowledge and agree that the terms of this Letter of Intent and all information exchanged between the parties with respect to their respective businesses, financial condition, operations, assets and liabilities will remain strictly confidential and no public announcement about our negotiations or the execution of this Letter of Intent may be made by either party without the consent of the other party.  If a public announcement is required to be made by regulatory authorities or a stock exchange, the disclosing party will provide a copy of any proposed announcement to the other party for review and approval prior to the announcement.

11.

Expiry.  This Letter of Intent will expire at 11:59 p.m. on January 31, 2008 except if mutually agreed to extend.

12.

Exclusivity. From the date hereof through 11:59 p.m. on April 30, 2008, as extended by the terms of the RTO Agreement or further to the terms described herein, the RTO Agreement to contain a provision for a further automatic extension of exclusivity until June 30, 2008 providing the RTO Transaction has progressed such that there is a reasonable expectation of receiving all necessary regulatory acceptances and closing the RTO Transaction and if each of the Bridge 1 and Bridge 2 Loan Groups have agreed to the extension of due date as further described in 1(d)(i), assuming that these bridge loans are still outstanding, Colorep agrees that it and its affiliates will not, and will use their best efforts to cause their representatives not to, directly or indirectly, take any of the following actions with any person or entity other than us or our representatives without our prior written consent: (A) solicit, initiate, facilitate or encourage, or furnish information with respect to Colorep or its business, in connection with, any inquiry, proposal or offer with respect to any merger, consolidation or other business combination involving the Colorep or its business or the acquisition of the assets or equity of comprising the Colorep or its business, excluding the Financing and the Credit Facility (a Colorep Alternative Transaction); (B) negotiate, discuss, explore or otherwise communicate or cooperate in any way with any third party with respect to any Colorep Alternative Transaction; or (C) enter into any agreement, arrangement or understanding with respect to a Colorep Alternative Transaction or requiring Colorep to abandon, terminate or refrain from consummating its participation in the proposed RTO Transaction. Colorep and its affiliates shall, and shall use their best efforts to cause their representatives to, notify CBT orally and in writing promptly upon receipt of any inquiry, offer or proposal with respect to a Colorep Alternative Transaction, including the identity of the party making such inquiry, offer or proposal and stating the terms thereof.  Colorep and their representatives shall immediately cease any existing discussions or negotiations with any third party relating to any proposed Colorep Alternative Transaction.  If Colorep accepts a Colorep Alternative Transaction after the funding of the First Tranche but prior to execution of the RTO Agreement, it will pay to CBT a break fee of 314,388 shares of Colorep common stock and all principal and accrued interest under the Convertible Debenture shall become immediately due and payable. The shares issued pursuant to this break fee will be qualified under applicable Blue Sky laws. The RTO Agreement will include an exclusivity provision similar to the foregoing, but will provide that if Colorep accepts a Colorep Alternative Transaction after execution of the RTO Agreement for any reason other than: (A) failure to secure the Credit Facility, or (ii) failure to arrange the Financing, it will pay to CBT a break fee of 943,163 shares of Colorep common stock and all principal and accrued interest under the Convertible Debenture shall become immediately due and payable. The shares issued pursuant to this break fee will be qualified under applicable Blue Sky laws. IT IS EXPRESSLY UNDERSTOOD AND AGREED that no portion of any break-up fee due by Colorep to CBT as referenced above shall be funded with any proceeds provided to Colorep further to the Credit Facility.  Contemporaneously,  CBT agrees that it and its affiliates will not, and will use their best efforts to cause their representatives not to, directly or indirectly, take any of the following actions with any person or entity other than us or our representatives without our prior written consent: (A) negotiate, discuss, explore or otherwise communicate or cooperate in any way with any third party with respect to any alternative transaction between CBT and a target company (a CBT Alternative Transaction), or (B) enter into any agreement, arrangement or understanding with respect to a CBT Alternative Transaction or requiring CBT to abandon, terminate or refrain from consummating its participation in the proposed RTO Transaction with Colorep. CBT and its affiliates shall, and shall use their best efforts to cause their representatives to, notify Colorep orally and in writing promptly upon receipt of any inquiry, offer or proposal with respect to a CBT Alternative Transaction, including the identity of the party making such inquiry, offer or proposal and stating the terms thereof.  CBT and their representatives shall immediately cease any existing discussions or negotiations with any third party relating to any proposed CBT Alternative Transaction.  If CBT accepts a CBT Alternative Transaction prior to execution of the RTO Agreement, CBT agrees to pay Colorep a break fee of 4,247,281 shares of CBT common stock. The shares issued pursuant to this break fee will be qualified under applicable Blue Sky laws. The RTO Agreement will include an exclusivity provision similar to the foregoing, but will provide that if CBT ultimately accepts a CBT Alternative Transaction after execution of the RTO Agreement, it will pay to Colorep a break fee of 12,741,844 shares of CBT common stock. The shares issued pursuant to this break fee will be qualified under applicable Blue Sky laws. CBT shall not in any event distribute, dividend or otherwise distribute any of such shares to its shareholders without the prior written consent of Colorep, which consent may be withheld in Colorep's sole discretion.

If the foregoing is acceptable to you, please indicate your acceptance by signing and returning the enclosed copy of this Letter of Intent.

Yours sincerely,

Carthew Bay Technologies Inc.

By:

/Michael Liik/

Name: Michael Liik

Title: President and CEO

Acknowledged and agreed to:

Colorep, Inc.

By:

/Larry Levy/

Name: Larry Levy

Title: CEO

APPENDIX A

COLOREP CAPITALIZATION TABLE AS OF 10/31/07 (All currency in $US)	Amount of capital raised	Price per Share	Pre-money Valuation	SHARES (Issued & Outstanding)	SHARES (Fully Diluted)	OWNERSHIP Private Placement (Issued & Outstanding)	OWNERSHIP Private Placement (Fully Diluted)	SHARES RTO w Bridge 1 w/o PP (Fully Diluted)	OWNERSHIP RTO w Bridge 1 w/o PP (Fully Diluted)	OWNERSHIP RTO (Issued & Outstanding)	OWNERSHIP RTO (Fully Diluted)	SHARES AFTER ALL WARRANTS ARE EXERCISED (Fully Diluted)	OWNERSHIP AFTER ALL WARRANTS ARE EXERCISED (Fully Diluted)
CURRENT COLOREP SHAREHOLDERS:				42,845,280	56,589,804	58.3%	64.0%	56,589,804	85.4%	54.6%	60.6%	56,589,804	45.44%
TRANSPRINT ACQUISITION:													
SHARE EXCHANGE (Bill Boyd - Transprint CEO)	$2,400,000	$0.795		3,018,123	3,018,123	4.1%	3.4%	3,018,123	4.6%	3.8%	3.2%	3,018,123	2.42%
M & A Fee (Warrants)		$0.795			250,000		0.3%	250,000	0.4%		0.3%	250,000	0.20%
PRIVATE PLACEMENT:													
LEAD INVESTOR	$15,000,000	$0.795	$45,000,000	18,863,268	18,863,268	25.7%	21.3%			24.0%	20.2%	34,897,046	28.02%
OTHER INVESTORS	$5,000,000	$0.795		6,287,756	6,287,756	8.6%	7.1%			8.0%	6.7%	11,632,349	9.34%
BRIDGE LOAN CONVERSIONS	$2,000,000	$0.795		2,515,102	2,640,857	3.4%	3.0%	1,383,306	2.1%	3.2%	2.8%	6,287,756	5.05%
Placement Fee (Warrants)		$0.795			754,531		0.9%				0.8%	754,531	0.61%
Employee Incentive Pool (Warrants)		$1.193										3,961,286	3.18%
OTHER (Reserve)	$2,550,000	$1.193										2,137,837	1.72%
TOTAL				73,529,529	88,404,338	100%	100%						
SHELL ACQUISITION:													
SHELL RTO (Including $2.0M Cash)	$2,000,000	$0.795		5,000,000	5,000,000			5,000,000	7.548%	6.4%	5.353%	5,000,000	4.02%
TOTAL	$24,000,000			78,529,529	93,404,338			66,241,233	100%	100%	100%	124,528,730	100%
WARRANT CONVERSION:													
BRIDGE LOAN (Warrants):	$4,350,000	$1.193										3,646,898	
PRIVATE PLACEMENT WARRANTS:													
LEAD INVESTOR	$19,125,000	$1.193										16,033,778	
OTHER INVESTORS	$6,375,000	$1.193										5,344,593	
OTHER (Reserve)	$2,550,000	$1.193										2,137,837	
EMPLOYEE INCENTIVE POOL		$1.193										3,961,286	
WARRANT TOTAL	$32,400,000											28,986,555